Exhibit 99.1

August 30, 2017

Central Fund of Canada Limited (Symbols: NYSE American - CEF, TORONTO - CEF.A and CEF.U) has today released selected comparative financial information relating to net assets and results of operations for the three and nine months ended July 31, 2017.

The interim financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) are prepared and reported in United States (“U.S.”) dollars in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” and may not include all of the information required for full annual financial statements.

STATEMENTS OF FINANCIAL POSITION

(expressed in U.S. dollars, unaudited)

	July 31,	October 31,
	2017	2016
	$	$
Net assets:
Gold bullion at market	2,120,160,400	2,127,603,668
Silver bullion at market	1,267,795,153	1,343,439,255
Cash and cash equivalents	1,101,568	34,363,862
Other receivables and prepayments	397,658	337,256

Total assets:	3,389,454,779	3,505,744,041

Liabilities:
Dividends payable	-	2,538,034
Accrued liabilities	1,961,975	1,812,230
Total liabilities	1,961,975	4,350,264

Equity:
Capital stock
Class A non-voting shares	2,397,737,714	2,411,333,702
Common shares	19,458	19,458
Retained earnings inclusive of unrealized appreciation of holdings	989,735,632	1,090,040,617
Total equity	3,387,492,804	3,501,393,777
Total liabilities and equity	3,389,454,779	3,505,744,041

Total equity per share:
Class A non-voting shares	13.43	13.79
Common shares	10.43	10.79

Exchange rate: U.S. $1.00 = Cdn.	1.2485	1.3403

Total equity per share expressed in Canadian dollars:
Class A non-voting shares	16.77	18.49
Common shares	13.03	14.47

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the changing market prices of gold and silver and the proportion of each held by the Company. Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

Total equity (also referred to as “net assets”) decreased by $51.5 million or 1.5% during the three months ended July 31, 2017. While the price of gold per fine ounce increased 0.1% during the period, the price of silver per ounce decreased 3.7% during the period.

Total equity decreased by $113.9 million or 3.3% during the nine months ended July 31, 2017. Approximately one-half of this decrease was the result of a 0.4% decrease in the price of gold per fine ounce and a 5.6% decrease in the price of silver per ounce during the period. Total equity was also decreased, though to a lesser extent, by the purchase and cancellation of Class A non-voting shares (“Class A shares”) under the normal course issuer bid (“NCIB”) program.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(expressed in U.S. dollars, unaudited)

	Three months ended July 31,		Nine months ended July 31,
	2017	2016	2017	2016
	$	$	$	$
Income:
Interest	7,470	61,373	42,522	63,967
Total income	7,470	61,373	42,522	63,967
Expenses:
Administration fees	1,567,446	1,645,482	4,683,616	4,581,869
Safekeeping fees and bank charges	959,833	977,993	2,849,660	2,719,234
Directors’ fees and expenses	65,465	58,419	215,827	183,212
Shareholder information	39,205	37,464	190,302	141,232
Stock exchange fees	32,699	34,965	100,340	105,542
Audit and related regulatory fees	31,484	40,141	91,826	95,463
Legal fees	16,666	18,289	93,270	155,951
Registrar and transfer agent fees	13,274	10,167	43,837	46,249
Class A Shareholder’s Proceedings	1,537,454	76,651	1,900,907	708,522
Foreign exchange loss (gain)	-	(2,309)	161	(8,779)
Total expenses	4,263,526	2,897,262	10,169,746	8,728,495
Net income (loss) from administrative activities	(4,256,056)	(2,835,889)	(10,127,224)	(8,664,528)
Realized gain on sale of bullion	-	-	-	15,758,511
Change in unrealized appreciation of holdings	(47,280,354)	259,520,772	(83,049,589)	655,883,008
Net income (loss) and comprehensive income (loss) inclusive of the change in unrealized appreciation of holdings	(51,536,410)	256,684,883	(93,176,813)	662,976,991

Net loss, inclusive of the change in unrealized appreciation of holdings, for the three months ended July 31, 2017 was $51.5 million compared to net income of $256.7 million for the comparable period in 2016. Net loss, inclusive of the change in unrealized appreciation of holdings, for the nine months ended July 31, 2017 was $93.2 million compared to net income of $663.0 million for the comparable period in 2016. Normally, the net income (loss) for any reporting period would be a result of changes in the prices of gold and silver bullion during the respective periods. This was primarily the case for the periods ended in 2017 to date. However, on April 25, 2016, the Company sold 22,000 fine ounces of gold bullion (1.30% of holdings) at $1,248.30 per ounce and 1,320,000 ounces of silver bullion (1.72% of holdings) at $16.9875 per ounce for total proceeds of $49,886,100 and net gains of $15.8 million. A portion of the proceeds was used to purchase and cancel 2,316,710 shares at a discount to NAV, and on an accretive basis to shareholders, since the NCIB was first instituted. The gold and silver sales were made proportionately so as to maintain the current weightings of gold and silver.

Certain expenses, such as administration fees and safekeeping fees, vary relative to net asset levels or the quantities and values of the gold and silver bullion held. Administration fees, which are scaled and are calculated monthly based on the total net assets at each month-end, decreased by $78,036 for the three month period ending July 31, 2017 and increased by $101,747 during the nine month period ended July 31, 2017, as compared to the same periods in 2016. Safekeeping fees decreased by $18,160 and increased by $130,426 during the same respective periods. The change in administration fees was directly due to the change in the levels of average net assets under administration, while the change in safekeeping fees was directly due to the changes in the prices of gold and silver during these periods.

Expenses as a percentage of average month-end net assets (the “expense ratio”) for the three-month period ended July 31, 2017 was 0.13% compared to 0.08% for the comparable three-month period in 2016. For the nine-month period ended July 31, 2017, the expense ratio was 0.30% compared to 0.27% for the comparable nine-month period in 2016. For both of the twelve-month periods ended July 31, 2017 and July 31, 2016, the expense ratio was 0.39%. The costs incurred to address issues related to the Class A Shareholder’s Proceedings for the three months ended July 31, 2017 were $1,537,454 (2016: $76,651). For the nine months ended July 31, 2017 these costs were $1,900,907 (2016: $708,522). For the twelve months ended July 31, 2017 these costs were $2,058,641 (2016: $2,164,176). If not for these costs, the expense ratios would have been 0.08% (2016: 0.08%) for the three-month period, 0.25% (2016: 0.25%) for the nine-month period and 0.33% (2016: 0.33%) for the twelve-month period ended July 31, 2017.

For the nine months ended July 31, 2017, the Company utilized its NCIB to repurchase and cancel 1,687,388 Class A non-voting shares at a total cost of $20,724,160. For the three months ended July 31, 2017, no shares were repurchased. All shares were repurchased on an accretive basis to shareholders, at a discount to the net asset value per share at the time of such purchases and all such shares have also been cancelled.

Central Fund of Canada Limited is a specialized investment holding company which passively invests primarily in long-term holdings of unencumbered allocated and physically segregated gold and silver bullion and does not speculate in gold and silver prices. At July 31, 2017, the Class A non-voting shares of Central Fund were backed 99.9% by gold and silver bullion and may be purchased or sold with ease on either the NYSE American (Symbol: CEF) or the Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, Chairman, President & CEO

Email: info@centralfund.com           Website: www.centralfund.com           Telephone: 905-648-7878